44 Montgomery Street, Suite 2400 San Francisco, CA 94104 Telephone: 415-318-8810 Fax: 415-676-5816 www.lockelord.com Direct Telephone: 916-930-2551 Direct Fax:916-720-0317

May 3, 2011

Via Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Sooner Holdings, Inc.
Form 8-K
Filed February 14, 2011
File No.: 000-18344
Form 10-K/A for Fiscal Year Ended September 30, 2010
File No.: 000-18344

Dear Mr. Reynolds:
On behalf of our client Sooner Holdings, Inc., a Oklahoma corporation (the “Company”), we hereby respond to the Staff’s comment letter of March 21, 2011, issued in connection with the Company’s Form 8-K filed with the Commission on February 14, 2011, and Form 10-K/A for the Fiscal Year Ended September 30, 2011. The Company has filed amendments to the Form 8-K (“Form 8-K/A”) and the Form 10-K/A (“Amendment No. 2) in response to Staff’s comments and to update additional information. A marked copy of the amended Form 8-K showing changes between the amended filing and the prior filing will be delivered via Federal Express to Ms. Erin Wilson for her convenience.
The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For your convenience, the Staff’s comments are indicated in italics followed by the Company’s response.

1.  Please provide the basis for your statements in this section.  As non-exclusive examples, we note your statements “[w]e are one of the largest Fujian synthetic polyurethane leather…manufacturer[s] for the shoe industry in China” and that Fujian Province is the “shoe manufacturing center in China.” Please also provide the basis for your statements in the Development of Leather, Our industry, Increasing Demand for Artificial and Synthetic Leather, PU Applications, Market, and Manufacturing sections on pages seven through 11.  Please disclose the entity that is the source of the information, the name of the publication in which the information is included, the date of the publication, and how an investor may access the publication.

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

May 3, 2011

Response:
Pursuant to the Staff's comment, the Company revised its disclosure to provide the sources of the information, and to the extent it is unable to provide the basis of information, it has amended its disclosures accordingly. (See pages 9 through 11).

2.  We note the company is involved, in part, in the design, manufacture and sale of PU leather.  Please expand the business disclosure to discuss in greater detail the design aspect of your business.

Response:	The Company has expanded its business disclosure to provide additional information regarding the design aspect of its business. (See pages 6 and 13).

3.  Please expand the business disclosure to discuss the company’s plan to expand its “sales to other industries” as stated on page five.

Response:	The Company has expanded its business disclosure to provide additional information on its plans to expand its “sales to other industries”. (See pages 6 and 14).

4.  We note your plan to build two new PU leather factories.  In an appropriate location in your disclosure, please revise to more specifically discuss this plan.  Among other details, please disclose any known dates, costs, necessary financing terms or arrangements, etc.

Response:	The Company has provided additional information in connection with the proposed plans to build the PU leather manufacturing facilities. (See pages 6, 8, 14, 15, and 19).

5.  We note your characterization of Fujian Feiying Plastic Co., Ltd. (FFP) and Feiying Industrial Co., Ltd. (San Ming) as variable interest entities on page five.  Please revise to describe in greater detail what variable interest entities are and how this characterization will impact your company.

Response:
The Company advises the Staff that based upon further review and the fact that FFP is now dormant, the Company has concluded that FFP is no longer a variable interest entity in which the Company is the primary beneficiary. The Company has revised the characterization and disclosure of FFP to reflect this change. (See page 8).  With regards to San Ming, the Company has provided additional information on what a variable interest entity is and how this characterization will impact the Company. (See page 8)

6.  We note your diagram on page seven. We further note that Mr. Ang established FFP and San Ming and that you have the ability to “direct the activities” of the entities. Please discuss in greater detail your relationship with these entities and revise your diagram if appropriate.

Response:
The Company has provided additional information regarding the relationship between Mr. Ang, FFP and San Ming, and has revised the diagram to show the current San Ming VIE structure. (See pages 8 and 9).

May 3, 2011

7.  Please revise to disclose the material terms of the call option agreements with FFP and San Ming, in an appropriate location in your disclosure. Also, it appears that FFP and San Ming will obtain land use rights from the government that will transfer to the registrant as part of the call option. In your discussion, please address whether such transfer of land use rights is permissible without the consent of the government.

Response:
The Company has provided additional information on the call option agreements with FFP and San Ming. (See page 8)  The Company advises Staff that since the call option agreements are for the acquisition of the shares of FFP and San Ming, both of which are wholly-foreign owned enterprises as Mr. Ang is a Philippine resident, approval from the Chinese government is not required. However, such assignment of the shares require appropriate notice to PRC regulatory authorities.

8.  Please discuss in greater detail the disposal of your subsidiaries, ND Acquisition Corp., Charlie O Business Park Incorporated and Sooner Communications, Incorporated,
including the dates of those dispositions and the impact upon related parties.

Response:
The Company has provided additional information regarding the disposal of our subsidiaries, ND Acquisition Corp., Charlie O Business Park Incorporated and Sooner Communications, Incorporated, including the dates of those dispositions and the impact upon related parties. (See pages 6 and 7).

9.  Please disclose Sooner Holdings’ SEC reporting history and the time period during which it did not file required reports. Please disclose the potential impact on the company.

Response:	The Company has included a risk factor to address the period during which it did not timely file required reports and the impact on the Company. (See page 25)

10.  Revise to clarify when Shishi Feiying Plastic Co., Ltd. began the production of PU leather for sale in China.

Response:	The Company has revised the disclosure on page 7 to clarify when Shishi Feiying Plastic Co., Ltd. began the production of PU Leather for sale in China.

11.  Please revise to describe with greater specificity Shishi Feiying Plastic Co., Ltd.’s acquisition of all the assets of its footwear business from Shishi Changsheng Shoe Industry Co., Ltd., including the principal terms of the acquisition.

Response:
The Company has revised the disclosure on page 7 to provide greater specificity in connection with Shishi Feiying Plastic Co., Ltd.’s acquisition of all the assets of its footwear business from Shishi Changsheng Shoe Industry Co., Ltd., including the principal terms of the acquisition.   The Company advises Staff that such acquisition of assets did not include land use rights and buildings, which remains with Shishi Changsheng Shoe Industry Co., Ltd.

12.  We note that you have established a resin paste plant to support your production needs and that “the new base cloth production line is expected to start operations in 2012.”  Please revise to discuss in greater detail the sources and suppliers of base cloths and raw materials for base cloth production.

Response:
The Company has revised its disclosure to provide greater detail regarding the source and supplier of base cloths and raw materials for base cloth production. (See pages 12 through 15).  In addition, the Company advises Staff that the Company does not rely on any one supplier and most of the suppliers of base cloth and raw material for base cloth are located in Fujian province.

May 3, 2011

13.  Please revise to clarify your statement on page 12 that you plan to export 20-30% of you PU leather production by 2011. If already exporting this volume at this time, state this is the case and disclose to whom, where and in what quantity you are exporting.

Response:
The Company notes the Staff’s comment and advises Staff that it currently does not export its PU leather outside of China except in very small quantities as requested by distributors. The Company revised its disclosure to remove the percentages of planned exports and clarifies its plan to promote export of the PU leather in the future. (See page 13)

14.  We note that you plan to “work closely with [your] distributors to explore direct sales opportunities to large-scale customers outside of China” on page 13.  Please discuss in greater detail this plan for expansion.  Please describe potential large-scale customers.

Response:	The Company revised its disclosure to discuss in greater detail the plan for expansion. (See page 14)

15. We note that you had one distributor account for more than 10% of your sales revenue for each year end December 31, 2008 and December 31, 2009. Please revise here and where appropriate to disclose the name of the distributor.  Also, please disclose the principal terms of the agreement with this distributor and file the agreement as an exhibit or explain why you are not required to file as an exhibit.

Response:
The Company revised its disclosure to provide the name of the distributor(s) and principal terms of the agreement. (See pages 13 and 16). The Company advises Staff that it has filed as an exhibit the agreement with its largest PU distributor, Yuanfeng Shoes Material Trading Co., Ltd. The Company is not required to file as an exhibit the agreement with its footwear distributor Ransford Limited because such agreement was made in the ordinary course business and are not agreements in which the Company’s business is substantially dependent upon and/or do not represent “continuing contracts to sell the major part of the Company’s products” within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.  The Company does not have a long term agreement or commitments from Ransford. The sales to Ransford are on a purchase order basis.

16.  Please revise to describe your properties in greater detail.  Discuss each principal property separately, including in your discussion the square footage, use, adequacy and suitability of the property.  In this regard we note, among other properties, your disclosure pertaining to your resin paste plant on page 12.  See Item 102 of Regulation S-K, including Instruction.

Response:	The Company revised its property disclosure on page 18 to provide greater details on its properties, including the resin paste factory.

17. Please revise to address the progress and estimated completion of your San Ming factory.   Please describe this proposed factory according to Item 102 of Regulation S-K. Please provide similar information for the proposed FFP plant.

Response:
The Company notes the Staff’s comments. The Company revised its disclosure to expand its disclosure on the progress of the San Ming factory. (See pages 18) The Company advises Staff that FFP is now dormant since it was unable to obtain the land use permit.

May 3, 2011

18.  We note your discussion on new manufacturing facilities. Please reconcile this disclosure with your disclosure on page 12 addressing the company’s plans for construction of a base cloth production plant.

Response:
The Company notes the Staff’s comments. The Company revised its disclosure to expand its disclosure on the San Ming manufacturing facility, including the planned base cloth production plant. (See page 12)

19.  Please explain why your “core technology” is not suitable for patent protection and why you believe the patent application process could result in “leakage of core technology.”

Response:
The Company advises Staff that our “core technology” basically consists of proprietary technologies, processes, know-how, or information that are not patentable. To the extent that such technology may be patentable, the Company believes that it is better to protect it as a trade secret instead of relying on patent law, which would eventually require full disclosure of such technology.  The Company has revised the intellectual property disclosure to better explain the Company’s position. (See page 20).

20.  Please revise to disclose the total number of employees in addition to the number of full time employees as required by Item 101(h)(4)(xii) of Regulation S-K. Also, please revise to disclose the meaning and purpose of “social insurance” as used on page 19.

Response:
The Company revised its disclosure on the number of employees per Staff’s comment.    (See page 20) The Company advises the Staff that “social insurance” is China’s equivalent to welfare, including pension, Medicare, unemployment and work-related injury insurance. The Company has deleted reference to “social insurance” as that is not required under 101(h)(4)(xii).

21.  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions consummate are recorded in accordance with U.S. GAAP.

Response:	The Company advises Staff that it does not maintain its books and records in accordance with U.S. GAAP.

22.  If you do not maintain your books and records in accordance with U.S. GAAP, tell what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:
The Company advises the Staff that since all of its operations are located in the People’s Republic of China (“PRC”), the Company keeps its books and records in accordance with PRC generally accepted accounting principles (“PRC GAAP") on a daily basis and convert its financial information into financial statements prepared in accordance with U.S. GAAP for SEC reporting. The Company has a chief accountant that is responsible for daily books and recordkeeping in accordance with PRC GAAP and a senior manager that is responsible for reviewing the conversion of its financial information into financial statements prepared in accordance with U.S. GAAP. The Company has a qualified staff member that is responsible for the conversion of PRC GAAP to U.S. GAAP.

May 3, 2011

23.  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

a)  what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b)  what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c)  the nature of his or her contractual or other relationship to you;
d)  whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e)  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

(a)
The Company has hired a senior manager who converts the financial statements from PRC GAAP to US GAAP.   Upon conversion, she presents the financial statements to chief financial officer and the board of directors.

(b)
The senior manager obtained a master degree majoring in accounting from Macquarie University, Sydney, Australia in 2005.  She received training regarding U.S. GAAP at the university and during her employment at an accounting firm since 2003.

(c)	The senior manager is an employee paid pursuant to a fixed contract.

(d)
The senior manager is not a U.S. Certified Public Accountant or Certified Management Accountant. She has been a Charter Accountant and member of the Institute of Chartered Accountants in Australia since 2002 and is familiar with International Financial Reporting Standards ( "IFRS") and U.S. GAAP.

(e)
The Senior manager joined the Company in December, 2010.  Prior to that she was the senior auditor for an accounting firm, a member of Nexia International, that performed the audit for Chinese companies that are SEC reporting companies, where she gained extensive experience in the application of PRC GAAP and U.S. GAAP and evaluating the effectiveness of internal control over financial reporting.

May 3, 2011

24. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
a)  the name and address of the accounting firm or organization;
b)  the qualifications of their employees who perform the services for your company;
c)  how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d)  how many hours they spent last year performing these services for you; and
e)  the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:
The Company does not retained an accounting firm or similar organizations to assist in the preparation of financial statements. The Company advises Staff that it may in the future, engage an accounting firm and/or outside consultants to assist with the preparation of its financial statements and/or to evaluating the effectiveness of the internal control over financial reporting if it is unable to hire and retain additional employees that have U.S. GAAP and SEC reporting experience.

25.  If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
a)  Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b)  How many hours they spent last year performing these services for you; and
c)  The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:  The Company has not engage consultants to prepare its financial statements.

26.  We note based on your disclosure on page 43 that you have not established an audit committee.  Please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response:
The Company advises Staff that Mr. Wu Hongwei, a member of the Board of Directors, has some knowledge of U.S. GAAP and internal control over financial reporting based on his investment banking experience and university degree.  In the near future, the Company will hire an experienced CFO and appoint outside independent directors, with U.S. GAAP and SEC reporting knowledge and experience, who will assist the Company improve the level of accounting and internal control system.

27.  We note your section entitled Risks Related to Doing Business in China and that several risk factors address PRC governmental regulations. Please revise your PRC Government Regulations section, beginning on page 16, to include all regulations that affect your business. As a non-exclusive example, we note your discussion regarding Circular 75 on pages 28-29. See Item 101(h)(4)(ix) of Regulation S-K.

Response:
The Company notes the Staff’s comments. The Company advises the Staff that it has disclosed the relevant PRC governmental regulations that affects its business, including but not limited taxation, foreign currency exchange, and dividend distribution as disclosed in the section entitled Risks Related to Doing Business in China. The Company does not believe that  Circular 75 and Notice 106 affects its business since such filings and compliance are the responsibilities of PRC residents who may be our stockholders. Therefore, compliance of Circular 75 and Notice 106 is the obligation of the Company.  Circular 75 and Notice 106 are designed to prohibit equity transfers in which the Chinese owners of a Chinese business transfer control of equity interests in their company to an offshore entity (an entity formed outside of China) in exchange for an equity interest in the offshore entity.  The Company advises Staff that Mr. Ang is also a Philippine resident.

May 3, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

28.  The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.  Please include a thorough discussion of your plans for expansion within and outside your current industry as well as within and outside the PRC, addressing your capital needs and resources.

Response:	The Company notes the Staff’s comment. and revised the MD&A to provide a more detailed discussion and executive overview.

Results of Operations, page 37
General

29.  Please revise the analysis of your operating results for each period to describe and quantify underlying material activities that generated income statement variances between periods by reportable segment.  For example, provide additional detail explaining the change in revenues related to the increase in the number of products sold compared to changes in product pricing. Your revised disclosure should also provide additional detail explaining the relationship between your financial statement line items such as the variances in costs of goods sold and gross profit as a percentage of revenues.  Please ensure to separately quantify the effect of each causal factor you cite as an underlying reason for material changes in your financial statement amounts.

Response:
The Company notes the Staff’s comments and the Company has revised the disclosures on the operating results.  The Company advises Staff that it changed its fiscal year end to December 31, the fiscal year end to the operating company, in reliance of Section IIIF of the Securities and Exchange Commission’s Division of Corporate Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidelines dated March 31, 2001. The Company is amending the Form 8-K to include the consolidated financial statements of Chinese Weituo Technical Limited’s operating history and its variable interest entity, as of December 31, 2010 and 2009.

May 3, 2011

Liquidity and Capital Resources, page 39
General

30. Please expand your discussion on company liquidity and capital resources.  Include in that discussion, among other details, all internal and external sources of liquidity and any material unused sources of liquid assets and the material terms of your short term loans and note payables with financial institutions.  In this regard, we note your disclosure under “Certain Relationships and Related Transactions” regarding money transfers between the company and related parties.  You disclose that money was transferred between the parties “for cash flow purposes.”  Please expand your disclosure to explain the reasons for the transfers, including the “cash flow purposes” that are served, and quantify the transfers between the related parties for the time periods covered by the financial statements.  Please explain your reliance on these transfers going forward. See Item 303(a)(1) of Regulation S-K.

Response:	The Company notes the Staff’s comments and has expanded its discussions regarding liquidity and capital resources.

31.  We note that you anticipate existing cash and accounts receivable will be sufficient to meet working capital requirements for the remainder of the fiscal year. We note that as of September 10, 2010, you had $1,391,929 in cash, $13,052,373 in receivables and $3,540,057 in working capital.  Please provide a more detailed discussion on how the company anticipated its working capital requirements will be met with its existing cash and accounts receivable.

Response:	The Company notes the Staff’s comments. The Company has provided more detailed discussion on its working capital requirements.

32.  Please revise your disclosures to include a more detailed analysis of the components of your statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in the line items and the resulting impact on your capital position in each period for which financial statements are provided.

Response:	The Company notes the Staff’s comments. The Company updated its disclosures related to its statement of cash flows. (See pages 37 through 39).

33.  We note your receivables from related parties have increased from approximately $643,000 at December 31, 2009 to $5.1 million at September 30, 2010.  During the same period, your short-term loans and notes payable grew from $7.0 million to $11.9 million.  Please revise to (i) disclose the terms of these receivables and (ii) clarify how you evaluate the extension of credit to these related parties in the context of your liquidity position.

Response:
The Company notes the Staff’s comments and revised to disclose that prior to the closing of the Share Exchange Agreement, the Company did not evaluate credit risks of related party loans or did the related party loans have specific terms or carry interests. (See page 37)

May 3, 2011

34. Please expand this disclosure to discuss and quantify the costs associated with the two new plants referenced under “Overview” and elsewhere in your filing. For each plant, please disclose and quantify the costs to date and the anticipated costs and time frame until completion.

Response:	The Company noted the Staff’s comments and expanded the disclosure in the “Overview” and other sections to discuss and quantify the costs associated with the based cloth plant. (See pages 33 and 34)

Off-Balance Sheet Arrangements, page 40

35.  Please relocate disclosure about loans and note payable under a separate, appropriate heading.  Please disclose the principal terms of each material loan or note, including due dates, covenants or ongoing borrower requirements, interest payable, etc.  In this regard, it appears that the loan agreements filed as exhibits to the Form 8-K have all expired, except for Exhibit 10.11.  Please file the current agreements as exhibits or explain.

Response:	The Company noted the Staff’s comments and revised the disclosure regarding the loans. The Company has updated the loan agreements to the Exhibits. (See Exhibits 10.7 through 10.13)

36.  Please disclose the principal terms of all off-balance sheet arrangements and file the related agreements as exhibits to the Form 8-K, in accordance with Item 601(b)(10) of Regulation S-K.  For example, we are unable to find exhibits that relate to several guarantees.

Response:
The Company noted the Staff’s comments and revised the disclosure regarding the off-balance sheet arrangement. The Company has updated the Exhibit in connection with the guarantees. (See Exhibits 10.14 and 10.15)

37.  In the cover letter with the amended filing, please list each loan or note payable and each guarantee and, for each, specify the related agreement by exhibit number.

Response:	The following is a list of each loan and/or note payable, and each guarantee and, for each, the corresponding exhibit number:

Description	Lender	Borrower	Loan Number	Exhibit
Loan	Industrial and Commercial Bank of China Shishi Branch	Shishi Feiying Plastic Co., Ltd	524	10.7
Loan	Industrial and Commercial Bank of China Shishi Branch	Shishi Feiying Plastic Co., Ltd.	522	10.8
Loan	Industrial and Commercial Bank of China Shishi Branch	Shishi Feiying Plastic Co., Ltd.	546	10.9
Loan	China Construction Bank Shishi Branch	Shishi Feiying Plastic Co., Ltd.	173	10.10
Loan	China Construction Bank Shishi Branch	Shishi Feiying Plastic Co., Ltd.	12	10.11
Loan	Industrial and Commercial Bank of China Shishi Branch	Shishi Feiying Plastic Co., Ltd.	355SS1000015	10.12
Loan	Industrial Bank Co., Ltd. Shishi Branch	Shishi Feiying Plastic Co., Ltd.	152010026543	10.13
Guarantee	China Construction Bank Shishi Branch	Shishi Lixiang Food Co,. Ltd.*	47	10.14
Guarantee	Industrial Bank Co., Ltd. Shishi Branch	Shishi Lixiang Food Co,. Ltd.*	152010026118	10.15
*	Also known as Nixian Food, Ltd.

May 3, 2011

Directors, Executive Officers and Corporate Governance, page 41

38.  Please revise your officer and director biographies to include titles and beginning and end dates of each position, by month and year, including the individual’s current position(s). In this regard we note that it is unclear how long Mr. Cunningham has been a director for the company and during what time Ms. Wu was general manager of Shishi Changsheng Shoes Industry.  Please also include Mr. Cunningham’s age and Mr. Huang’s additional position as a company director, if this is the case, in your table on page 41. See Item 401(a)(b) and (e) of Regulation S-K.

Response:
The Company revised the disclosure per Staff’s comments. See pages 39 and 40. The Company advises Staff that as such, on March 7, 2011, the resignation of Mr. Cunningham as a director became effective, and Messrs. Huang and Wu were elected to the board of directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

39.  Please revise each director’s background to discuss the “specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director” for the company.  See Item 401(e)(1) of Regulation S-K.

Response:	The Company revised the disclosure per Staff’s comments. See pages 39 and 40.

40.  We note that Messrs. Huang and Wu’s biographies state that they are company directors. We further note your statements that “Mr. Cunningham will resign upon the effective appointment of Huang Jin Bei and Wu Hong Wei as directors” and that “[o]nly Mr. Ang and Mr. Cunningham are directors” as of the filing date on pages 42 and 46, respectively.
Please clarify your disclosure here and where appropriate.  Additionally, please supplementally disclose how many directors the company has and any bylaw or articles of organization provisions discussing number of directors.

Response:
The Company notes the Staff’s comment and clarify the disclosures accordingly. The Company advises that that on March 7, 2011, the resignation of Mr. Cunningham II as a director became effective, and Messrs. Huang and Wu were elected to the board of directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Supplementally, the Company advises Staff that the Company’s Articles of Incorporation does not set forth the authorized number of directors. However, the Company’s bylaws provide that the number of directors will be at least 3 directors.  Prior to the appointment of Messrs. Ang, Huang and Wu, there were 2 directors with one vacancy.  In accordance with paragraph B of Section 18-1027 of Title 18 of the Oklahoma statues, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

Executive Compensation, page 43

41.  We note you provide compensation information for the fiscal years ended December 31, 2008 and December 31, 2009.  Please disclose compensation for the fiscal year ended
December 31, 2010.

Response:	The Company has updated the compensation information. (See page 41)

May 3, 2011

42.  Please revise to include the information required by Item 402(o) of Regulation S-K. We may have further comment.

Response:
The Company has noted the Staff’s comments and provided the information required by Item 402(o) of Regulation S-K. The Company advises the Staff that none of the named executive officers has an employment agreement or arrangement and no options have been issued during the last fiscal year or are outstanding .

43.  To the extent executive compensation has changed or will change as a result of the reverse merger with a public company, please clearly discuss the material changes. Security Ownership of Certain Beneficial Owners and Management, page 44

Response:	The Company advises Staff that the executive compensation has not and will not change as a result of the reverse merger.

44.  Please add a table which includes the outstanding common stock and the common stock underlying the convertible preferred stock.  See Item 403 of Regulation S-K.

Response:	The Company has included tables to reflect the outstanding common stock and the common stock underlying the convertible preferred stock. (See pages 43 through 46)

Certain Relationships and Related Transactions, page 46

45.  We note that High-Reputation Assets Management Longshan Limited is a related entity.  Please revise to disclose all owners of this entity or advise. It does not appear from the disclosure that Ms. LiLing is the only owner.

Response:
The Company advises Staff that High-Reputation Asset Management Longshan Limited is not a related party. The Company removed Joint Rise Investment Limited, W-Link Investment limited and High-Reputation Assets Management Longshan Limited from the “Related Entities” disclosure to eliminate confusion. The  Company advises Staff that Ms. LiLing is the sole shareholder of High-Reputation Asset Management Longshan Limited.

46.  We note Exhibits 10.4, 10.7 and 10.8, which appear to be agreements under which Shishi Changsheng Shoes Industry Co., Ltd. guarantees debt of the registrant. The agreements appear to have expired.  Please discuss in your disclosure in the appropriate locations, or advise.

Response:	The Company has noted the Staff’s comments and has updated these exhibits.

Market Price of and Dividends on Our Common Equity and Related Stockholder Matters, page 48

47.  Please revise this section to provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Response:	The Company revised this section to include information required by Item 201(a)() of Regulation S-K. (See pages 48 and 49)

May 3, 2011

48.  Please provide the information in the Shareholders section as of the “latest practicable date” as called for by Item 201(b) of Regulation S-K.  We note that you present security ownership of management and certain beneficial owners as of February 14, 2011. It is unclear why December 23, 2010 is the latest practicable date given the small number of shareholders and your disclosure that management holds the majority of your shares.

Response:	The Company updated the information in the Shareholder section as called for by Item 201(b) of Regulation S-K.

Description of Securities, page 49

49.  We note your statement “[a]ll of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.” Such statement is a legal conclusion and may not be made by the company. Please remove or attribute the statement to counsel, filing such opinion as an exhibit to the Form 8-K.

Response:	In light of the Staff’s Comment, the language has been deleted. See page 49.

Shishi Feiying Plastic Co., Ltd. Financial Statements
Notes to Financial Statements

1. Business of the Company and Liquidity

50.  We note the current corporate structure consists of Chinese Weituo Technical Limited, a holding company that was incorporated in the British Virgin Islands, Hong Kong Weituo Technical Limited, a holding company incorporated in Hong Kong and ShiShi Feiying Plastic Co., Ltd, a Chinese operating company registered as a wholly foreign owned enterprise in China in December 2003.  Please provide us with a detailed discussion of how your current corporate structure came to existence.  Please ensure your discussion provides the incorporation date for each entity, the shareholders of each entity, the timing and nature of each transaction, the consideration exchanged and how you accounted for each transaction.

Response:	Per the Staff’s comment, below please find a detailed discussion of the corporate structure for Chinese Weituo Technical Limited and subsidiaries.

Chinese Weituo and Subsidiaries

Chinese Weituo Technical Limited and Hong Kong Weituo Technical Limited were formed and capitalized solely for the purpose and with the intent of Shishi Feiying Plastic Co., Ltd being involved in a reverse merger with a US public company.

Chinese Weituo Technical Limited.  Chinese Weituo was incorporated in the British Virgin Islands as a BVI Business Company on June 29, 2010.  Under Chinese Weituo’s Memorandum of Association, it is authorized to issue up to 50,000 shares of one class with par value of $1.00.  On June 29, 2010, China Changsheng Investment Limited (“China Changsheng”) purchased 865 shares for an aggregate purchase price of $865 , and High-Reputation Assets Management Limited (“High-Reputation”) purchased 135 shares for an aggregate purchase price of $135.  On July 28, 2010, China Longshan Investment Limited (“China Longshan”) purchased 50 shares from China Changsheng for an aggregate purchase price of $50.  Subsequently, on December 15, 2010, Joint Rise Investments Limited (“Joint Rise”) purchased 45 shares from High-Reputation for an aggregate purchase price of  $45,  and W-Link Investment Limited (“W-Link”) purchased 45 shares from High Reputation for an aggregate purchase price of $45.  Accordingly, prior to the Share Exchange, Chinese Weituo had a total of 1,000 shares issued and outstanding, of which 815 shares were held by China Changsheng, 50 shares were held by China Longshan, 50 shares were held by High Reputation, 45 shares were held by Joint Rise, and 40 shares were held by W-Link.  In connection with the Share Exchange, on February 14, 2011 all five shareholders of Chinese Weituo exchanged their respective shares in Chinese Weituo, for an aggregate amount of 1,000 shares of Chinese Weituo, in consideration for shares of  Series A Preferred Stock, with par value of $0.001, of the Company as follows: As a result of the Share Exchange, the Company as the sole shareholder of Chinese Weituo owns 1,000 shares of Chinese Weituo, representing all of the issued and outstanding shares of Chinese Weituo.

May 3, 2011

Hong Kong Weituo Technical Limited.  Hong Kong Weituo Technical Limited (“Hong Kong Weituo”) was incorporated in Hong Kong on July 16, 2010.  Under its Memorandum of Association, the capital of Hong Kong Weituo is HK $10,000 divided into 10,000 shares at HK$1.00 each.  On July 16, 2010, Chinese Weituo purchased founder shares in the amount of  100 shares for a consideration HK$100, and remains as the sole shareholder of Hong Kong Weituo.  Hong Kong Weituo was organized by Chinese Weituo to hold the shares of the Chinese subsidiary Shishi Feiying Plastic Co., Ltd.

Shishi Feiying Plastic Co., Ltd.   All of our business operations are conducted through our wholly-foreign owned Chinese subsidiary, Shishi Feiying Plastic Co., Ltd. (“SFP”).  SFP was registered in China as a wholly-foreign owned enterprise under Chinese law in December, 2003. SFP was originally founded by Mr. Ang and Mr. Wang.  Since Mr. Wang was a Filipino Citizen, the Company was incorporated under his name to take advantage of favorable tax rates offered to WFOE organizations organized during that period of time. During 2004 and 2005 SFP built its factory, purchased and installed factory equipment and tested and modified the production lines, and perfected the formula for PU leather.   In January 2006, SFP began its business of manufacturing and selling PU leather when all of its $5,000,000 capital contribution was fully paid as registered capital. In 2007, Mr. Wang transferred ownership to Mr. Ang.  No consideration was paid for the transfer of ownership and for accounting purposes it was seen as a transfer between related parties, so there was no step-up in basis and all assets and liabilities were transferred at book value.  In July 2010, Mr Ang transferred ownership of the shares to Hong Kong Weituo Technical Limited.  As Mr. Ang was primary beneficiary of 86.5% of the shares in Hong Kong Wituo Technical Limited, this transaction was deemed to be a transfer of ownership between related parties and there was no step-up in basis and all assets and liabilities were transferred at their net book value.  The transfer of shares to Hong Kong Weituo Technical Limited was done solely in anticipation of the Company’s reverse merger with a US public shell company.

In 2007, SFP acquired substantially all of the assets, excluding land use rights and buildings, of our footwear business from Shishi Changsheng Shoe Industry Co., Ltd., a wholly-foreign owned enterprise under Chinese law (“Shishi Changsheng”) for approximately $359,518, which represents the book value at the time.   Shishi Changsheng has been manufacturing footwear since 1998.  The entire consideration was paid upon the transfer of the assets and there were no further conditions or agreements as part of the transaction.  Shishi Changsheng was owned and operated by Mr. Ang; therefore the assets were transferred at their net book value with no step-up or –down in basis.

May 3, 2011

2. Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-7

51.  Please revise your policy to clarify, if true, that all amounts presented as cash equivalents per your balance sheet represent highly liquid investments with an original maturity of three months or less. Refer to FASB ASC 230-10-20.

Response:	The Company does not hold any cash equivalents. Cash is either cash in the bank or cash on hand.

Accounts Receivable, page F-7

52.  We note your receivable balance significantly increased between December 31, 2009 and September 30, 2010 from approximately $681,000 to $8 million, respectively. We also note you concluded that no allowance for doubtful accounts was necessary at each period end. Please revise to disclose your terms of extending credit (i.e. number of days), at what point you determine a receivable to be past due, at what point you determine a receivable is uncollectible and how you reserve for your receivables (e.g. 50% of balance if past due X number of days). If such information differs by reportable segment, state so.

Response:
The notes to the Company’s financial statements has be revised to state that the Company considers any invoice over 30 days past the credit terms as past due and expanded its disclosures. (See page F-7).

Revenue Recognition, page F-12

53.  Please revise to describe your revenue-producing activities and the related revenue recognition policies. Please ensure your revised revenue recognition policy discloses how each of the four criteria per SAB 104 specifically applies to revenue stream for PU Leather and Footwear (i.e., sales to distributors, sales to customers, etc).

Response:	The notes to the Company’s financial statements has be revised to describe the Company revenue-producing activities and the related revenue recognition policies. (See page F-12).

3. Related Party Receivable, page F-14

54.  We note you have a significant amount of receivables to related parties. Please revise to disclose the business purpose of these receivable arrangements. Also, clarify to us the business of these related entities and if you consummate any other financial transactions with these entities (e.g. revenue, capital expenditures, etc.).

Response:	The Company notes the Staff’s comments. The Company has provided a more detailed discussion on its working capital requirements (See pages F-21 and F-22).

May 3, 2011

10. Related Party Transactions, page F-19

55.  We note your disclosure here which states that you have determined that you are not the primary beneficiary of your two variable interest entities, Fuijian Feiying Plastic Co. Ltd. and Feiying Industrial Co., Ltd.; therefore their operations are not being consolidated.  This disclosure appears to be inconsistent with your disclosure on page 5 and page 35 which states that these entities are consolidated in your financial statements in accordance with U.S. generally accepted accounting principles.  Please clarify or revise.  Please note your discussion should provide a detailed analysis of your variable interest entities and the impact of FASB ASC 810-10-15.

Response:
The Company advises the Staff that based upon further review and the fact that FFP is now dormant, the Company has concluded that FFP is no longer a variable interest entity in which the Company is the primary beneficiary. The Company has revised the characterization and disclosure of FFP to reflect this change. (See page 8).  With regards to San Ming, the Company has provided additional information on what a variable interest entity is and how this characterization will impact the Company. (See page 8, F-21, and F-22).

56.  We note you entered into call option agreements with FFP and San Ming in January 2011.  Upon entry into these agreements, consideration was transferred and such consideration will be applied to the total purchase price if the option is exercised.  Please revise to disclose the implications on the consideration transferred, in each arrangement, if the option is not exercised prior to expiration.

Response:	The Company notes the Staff’s comments and advises the Staff that the option agreements are silent as to the treatment of the consideration if the option is not exercised. (See F-21 and F-22).

Exhibit 99.1
Unaudited Pro Forma Condensed Consolidated Financial Statements
General

57.  We note that you have provided a pro forma balance sheet and income statement for the year ended December 31, 2010. Please provide a detailed discussion to support your presentation as it relates to the guidance in Rule 8-05 of Regulation S-X, specifically  Rule 8-05(b).

Response:	Updated pro forma balance sheets and income statements have been provided. (See Exhibit 99.2).

Unaudited Pro Forma Statement of Operations

58.  Please revise to present earnings per share and weighted shares outstanding. Please note that in a recapitalization the weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger.

Response:	Updated pro forma balance sheets and income statements have been provided. (See Exhibit 99.2).

May 3, 2011

Note 4 – Adjustments to Unaudited Pro Forma Financial Statements

59.  We noted from the disclosure on page 50 that upon the completion of the Securities and Exchange Agreement the company will affect a 1 for 18.29069125 reverse stock split and all of the Series A preferred stock will convert into common stock.  Please include the impact of these transactions in the pro forma financial statements.

Response:	The Company notes the Staff’s comments and the pro forma financial statements have been revised. (See Exhibit 99.2).

60.  We reviewed your pro forma adjustments and it is unclear how adjustment (b) is appropriate.  Pro forma adjustments shall give effect to events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact.  Accordingly, please revise to remove the adjustment from the face of the pro forma financial statements. If you continue to believe your adjustment is appropriate, please provide a detailed explanation supporting your conclusion and justify how the adjustment is directly attributable to the transaction, factually supportable, and expected to have a continuing impact.

Response:	The Company notes the Staff’s comments and the pro forma financial statementshave been revised. (See Exhibit 99.2).

Exhibits
General

61.  We note your statement on page 55 that you filed an amendment to your Certificate of Incorporation on February 11, 2011.  We further note from your exhibit list that you are incorporating by reference your certificate of incorporation, as amended, from a Form 10-KSB for the year ended December 31, 1995.  Please reconcile this disclosure and additionally file this amendment as an exhibit hereto, in accordance with Item 601(b)(3) of Regulation S-K.

Response:	We noted the Staff’s comments and the Company updated the exhibit list.

Form 10-K/A for Fiscal Year Ended September 30, 2010
Item 9A(T). Controls and Procedures, page 21

General

62.  Please confirm in future filings that, in addition to being signed by the company’s principal executive officer and principal financial officer, the report will be signed by the company’s principal accounting officer. See Form 10-K, General Instructions D(2)(a).

Response:	Confirmed.

May 3, 2011

63.  We reviewed your revised disclosure in response to our prior comment two in our comment letter dated February 10, 2011. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to provide the disclosures required by Items 308T(a)(2), 308T(a)(4) and 308T(b) of Regulation S-K.

Response:	The Company has filed amendment No. 3 to Form 10-K for the year ended September 30, 2010 to revise the disclosure under Item 9A in light of the Staff’s comment.

Closing Comment

We believe the foregoing addresses all of the Staff’s comments set forth in its Comment Letter dated March 21, 2011.

Please fax all correspondence relating to this matter to John P. Yung at (916) 930-2501.  In addition, for any questions and further discussions relating to this matter, please contact me at (916) 930-2524.

Very truly yours, /s/ John P. Yung John P. Yung

JPY:ar
cc:	Erin Wilson

ACKNOWLEDGEMENT

Sooner Holdings, Inc.  (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: May 3, 2011	Sooner Holdings, Inc.

	By:	/s/ Huang Jin Bei
Huang Jin Bei, Chief Financial Officer